[redacted]

BB 3/8

SECUR 06003990 SION

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AB 3/13

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 52631

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: MILLER BUCKFIRE + CO., LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

250 PARK AVE
(No. and Street)

NEW YORK (City) NY (State) 10177 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

MICHAEL ELPERN 212-895-1840 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

MAHONEY COHEN + COMPANY
(Name – *if individual, state last, first, middle name*)

1065 AVENUE OF THE AMERICAS (Address) NEW YORK (City) NY (State) 10018 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 30 2006
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, MICHAEL EPSTEIN, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of MILLER BUCKFIRE & CO., LLC, as of DECEMBER 31, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

MICHELLE NUNNS
Notary Public, State of New York
No. 01NU6117939
Qualified in New York County
Commission Expires November 1, 2008

Michelle Nunns
Notary Public

Signature

CFO
Title

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MILLER BUCKFIRE & CO., LLC

Report Pursuant to Rule 17a-5(d) of the
Securities and Exchange Commission

December 31, 2005

"Public"

MILLER BUCKFIRE & CO., LLC

Index

MAHONEY COHEN & COMPANY, CPA, P.C.

INDEPENDENT AUDITOR'S REPORT

To the Member of
Miller Buckfire & Co., LLC

We have audited the accompanying statement of financial condition of Miller Buckfire & Co., LLC as of December 31, 2005 that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above, presents fairly, in all material respects, the financial position of Miller Buckfire & Co., LLC as of December 31, 2005, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the statement of financial condition taken as a whole. The information contained on pages 9 and 10 is presented for purposes of additional analysis and is not a required part of the statement of financial condition, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the statement of financial condition and, in our opinion, is fairly stated in all material respects in relation to the statement of financial condition taken as a whole.

Mahoney Cohen & Company, CPA, P.C.

New York, New York
January 20, 2006

1065 AVENUE OF THE AMERICAS NEW YORK, NY 10018 TEL 212 790-5700 FAX 212 398-0267 WWW.MAHONEYCOHEN.COM

MILLER BUCKFIRE & CO., LLC
Statement of Financial Condition
December 31, 2005

ASSETS

Current assets:	
Cash and cash equivalents	$ 5,861,635
Accounts receivable	1,751,506
Prepaid expenses and other	64,051
Total current assets	7,677,192
Property and equipment, net (Note 4)	843,420
Restricted cash (Note 8)	872,470
Other assets	97,718
	$ 9,490,800

LIABILITIES AND MEMBER'S CAPITAL

Liabilities:	
Accounts payable	$ 190,676
Income taxes payable	557,000
Deferred revenue	2,899,144
Accrued expenses	7,025
Total liabilities	3,653,845
Commitments and contingencies (Note 8)	
Member's capital	5,836,955
	$ 9,490,800

See accompanying notes

Note 1 - Nature of Business

Miller Buckfire & Co., LLC (the "Company") was organized in Delaware on April 30, 2002, and through a merger with RPI Securities, Inc., an existing inactive Delaware corporation, the Company became a registered broker-dealer with the National Association of Securities Dealers, Inc. and the Securities and Exchange Commission. In May 2005, the Company changed its name from Miller Buckfire Ying & Co., LLC to Miller Buckfire & Co., LLC. The Company is a wholly-owned subsidiary of MBL Advisory Group, LLC (the "Member") and is an investment bank, providing strategic and financial advisory services, focusing on complex restructuring transactions, mergers and acquisitions and financings. The Company does not hold funds or securities for, nor owe funds or securities to, any of its customers.

Because the Company is a limited liability company, no member, manager, agent or employee of the Company is personally liable for the debts, obligations or liabilities of the Company, whether arising in contract, tort or otherwise, or for the acts or omissions of any member, director, manager, agent or employee of the Company.

The Company will dissolve, and its affairs will be wound up, upon the first to occur of the following: (a) the written consent of the Member, (b) the resignation, expulsion, bankruptcy or dissolution of the Member, or (c) the entry of a decree of judicial dissolution.

Note 2 - Summary of Significant Accounting Policies

Use of Estimates

The preparation of a statement of financial condition in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

Property and Equipment

Property and equipment is recorded at cost. Expenditures for major additions and improvements are capitalized. Maintenance and repairs are charged to operations as incurred. Depreciation of property and equipment is computed by accelerated methods over the assets' estimated lives ranging from three to seven years. Leasehold improvements are amortized over the lesser of the lease terms or the assets' useful lives.

Note 2 - Summary of Significant Accounting Policies (Continued)

Income Taxes

A limited liability company is not a tax paying entity at the corporate level for federal and state purposes. Each member is individually responsible for their share of the Company's income or loss for income tax reporting purposes. The Company is subject to a New York City Unincorporated Business tax.

Cash and Cash Equivalents

The Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents.

Note 3 - Concentration of Credit Risk

Cash

The Company maintains a cash balance at a bank. Accounts at this institution are insured by the Federal Deposit Insurance Corporation up to $100,000. To date, the Company has not experienced any losses on such amounts.

Accounts Receivable

The concentration of credit risk in the Company's accounts receivable is mitigated by the Company's credit evaluation process, reasonably short collection terms and geographic dispersion of revenue. Credit losses have been within management's expectations.

Note 4 - Property and Equipment

Property and equipment consists of:

Leasehold improvements	$ 393,442
Furniture and fixtures	305,943
Computer equipment	551,027
Software	64,255
	1,314,667
Less: Accumulated depreciation and amortization	471,247
	$ 843,420

Note 5 - 401(k) Plan

The Company sponsors a 401(k) defined contribution plan covering all employees. Employer contributions are discretionary.

Note 6 - Rule 15c3-3

The Company is exempt from the provisions of Rule 15c3-3 under paragraph k (2)(A) in that the Company carries no margin accounts, and does not otherwise hold funds or securities for, nor owe money or securities to, customers.

Note 7 - Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1.

At December 31, 2005, the Company had net capital of $2,090,574, which exceeded the minimum requirement of $243,590 by $1,846,984. The Company's ratio of aggregate indebtedness to net capital was 1.75 to 1.

Note 8 - Commitments and Contingencies

Operating Leases

The Company rents office space in New York under operating leases expiring in various years through July 2014. The future minimum lease payments are as follows:

Year Ending December 31,	
2006	$ 956,000
2007	968,000
2008	952,000
2009	791,000
2010	795,000
Thereafter	2,967,000
	$ 7,429,000

Note 8 - Commitments and Contingencies (Continued)

Office Services Agreement

The Company has an office services agreement with a third party. Under the terms of the agreement, the third party provides desktop publishing, equipment and office services functions to the Company through July 2008. The future minimum payments required are as follows:

Year Ending December 31,	
2006	$ 548,000
2007	561,000
2008	295,000
	$ 1,404,000

Employment Agreements

The Company has employment agreements with certain employees that require payments of $2,800,000 in the aggregate for the year ending December 31, 2006.

Letters of Credit

The Company was contingently liable for irrevocable standby letters of credit to its landlord for approximately $868,000, secured by cash.

Litigation

In 2004, the Company was retained as an investment banker in the Chapter 11 case of Horizon Natural Resources Company in the United States Bankruptcy Court for the Eastern District of Kentucky (the "Bankruptcy Court"). By Memorandum Opinion and an Order, each dated December 10, 2004 (the "Memorandum Opinion and Order"), the Bankruptcy Court granted final approval of the Company's compensation in the total amount of $9,500,000, and final approval of expense reimbursements in the total amount of $142,554.06. The Bankruptcy Court also directed the payment, to the Company, of $7,993,627.16, representing the portion of the approved fees and expenses that had not previously been paid. The Company received payment of that amount on or about December 14, 2004.

Note 8 - Commitments and Contingencies (Continued)

Litigation (Continued)

American Specialty Lines Insurance Company, Insurance Company of the State of Pennsylvania, Travelers Casualty and Surety Company of America and Lexington Coal Company, LLC have filed appeals from the Bankruptcy Court's Memorandum Opinion and Order, challenging the rulings made by the Bankruptcy Court and contending that an unspecified amount of the fees and expenses paid to the Company should be returned. The appeals have been fully briefed and are awaiting decision by the United States District Court for the District of Kentucky (Eastern Division).

SUPPLEMENTARY INFORMATION

MILLER BUCKFIRE & CO., LLC
(Supplementary Information)
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
as of December 31, 2005

Net capital:	
Total member's capital	$ 5,836,955
Deductions:	
A. Restricted cash	872,470
B. Accounts receivable	1,751,506
C. Prepaid expenses and other	64,051
D. Property and equipment, net	843,420
E. Other assets	97,718
Total deductions	3,629,165
Net capital before haircuts on securities	2,207,790
Haircuts on securities:	
A. Money market funds	117,216
Net capital	$ 2,090,574
Aggregate indebtedness:	
Items included in the statement of financial condition:	
Accounts payable	$ 190,676
Income taxes payable	557,000
Deferred revenue	2,899,144
Accrued expenses	7,025
Total aggregate indebtedness	$ 3,653,845
Computation of basic net capital requirement:	
Minimum net capital required	$ 243,590
Excess net capital at 1,500 percent	$ 1,846,984
Excess net capital at 1,000 percent	$ 1,725,190
Ratio: Aggregate indebtedness to net capital	1.75 to 1

MILLER BUCKFIRE & CO., LLC
(Supplementary Information)
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission (Concluded)
as of December 31, 2005

Reconciliation with Company's computation (included in Part II of Form X-17A-5 as of December 31, 2005)	
Net capital, as reported in Company's Part II (unaudited) FOCUS report	$ 2,090,074
Miscellaneous adjustment	500
Net capital per above	$ 2,090,574

MILLER BUCKFIRE & CO., LLC

Accountant's Supplementary Report on
Internal Accounting Control

December 31, 2005

MAHONEY COHEN & COMPANY, CPA, P.C.

ACCOUNTANT'S SUPPLEMENTARY REPORT ON INTERNAL ACCOUNTING CONTROL

To the Member of
Miller Buckfire & Co., LLC

In planning and performing our audit of the financial statements of Miller Buckfire & Co., LLC (the "Company") for the year ended December 31, 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and the reserve required by rule 15c3-3(e). Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons and the recordation of differences required by rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related cost controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and

recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005 to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc. and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Mahoney Cohen & Company, CPA, P.C.

New York, New York
January 20, 2006